October 24, 2018

Craig I. Felenstein
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

       Re: Lindblad Expeditions Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 10-Q for the Quarter Ended June 30, 2018
           File No. 001-35898

Dear Mr. Felenstein:

        We have reviewed your October 1, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 20, 2018 letter.

Response dated October 1, 2018

Form 10-Q for the Quarter Ended June 30, 2018
Revenue Recognition, page 7

1. We note your response to prior comment 3. Please provide us with your analysis regarding how you determined gross reporting for airfare was appropriate pursuant to
      ASC 606-10-55- 36 through 39. Specifically address the following items in your response:
        How you considered the definition of control and how you are directing any third party providers;
        How you considered the $50 per person charge for the service of booking airline
 Craig I. Felenstein
Lindblad Expeditions Holdings, Inc.
October 24, 2018
Page 2
             reservations that we note from your website;
             Describe the types of promises in your contract to provide airfare based on the nature of the flights included in your excursions to your customers (i.e., commercial versus chartered flights), and;
             Tell us how you price airfare in your excursion packages.
       You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
with any questions.



FirstName LastNameCraig I. Felenstein                          Sincerely,
Comapany NameLindblad Expeditions Holdings, Inc.
                                                               Division of
Corporation Finance
October 24, 2018 Page 2                                        Office of
Transportation and Leisure
FirstName LastName